UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04006922

January 25, 2004

Richard B. Alsop
First Vice President &
General Counsel
Merrill Lynch & Co., Inc.
222 Broadway, 17th Floor
New York, NY 10038

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-25-2004

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 18, 2003

Dear Mr. Alsop:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to Merrill Lynch by the IBEW Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 04 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
IBEW Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, DC 20005

65/00

Richard B. Alsop
First Vice President &
General Counsel
Corporate Law

Office of General Counsel

222 Broadway, 17th Floor
New York, New York 10038
212 670 0180
212 449 6348
FAX 212 670 4518
FAX 212 738 2031
ralsop@exchange.ml.com

Merrill Lynch

December 18, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 – Rule 14a-8**
Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

Merrill Lynch & Co., Inc. ("Merrill Lynch") has received the cover letter and shareholder proposal attached as Exhibit 1 hereto (the "Proposal") from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Fund") for inclusion in the proxy materials for, and submission to a vote of the shareholders of Merrill Lynch at, the 2004 annual meeting of shareholders (the "2004 Annual Meeting").

The Proposal requests that Merrill Lynch's Board of Directors and the Board's Management Development and Compensation Committee overturn the Company's current process for determining compensation of its CEO and other senior executives. In its place, the Proposal seeks to impose a cap on the Company's compensation of senior executives with a program including the following principal features: (1) a salary for the chief executive officer ("CEO") that is targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually, with no senior executive to be paid more than the CEO, (2) annual bonuses for senior executives based on well-defined quantitative and qualitative performance measures and not to exceed 100% of base salary, (3) long-term equity compensation to senior executives in the form of restricted shares, rather than stock options, subject to various vesting, holding and value restrictions, (4) severance payments of no more than one-year's salary and bonus and (5) disclosure of key components of Merrill Lynch's executive compensation program in the Executive Compensation Committee's report to shareholders, with variances from the terms of the Proposal explained in detail.

Merrill Lynch intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(f)(1) promulgated under the Securities Exchange Act of 1934, as amended because the Fund has failed to establish eligibility under Rule 14a-8(b). We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from its proxy materials for the 2004 Annual Meeting.

If, for any reason, the Staff does not concur that the Proposal may be excluded pursuant to Rule 14a-8(f)(1), we also believe, and request the concurrence of the Staff, that the Proposal may be excluded on substantive grounds pursuant to the following provisions of Rule 14a-8(i):

- Rule 14a-8(i)(7), because the Proposal relates to Merrill Lynch's ordinary business operations; and

- Rule 14a-8(i)(3), because the Proposal, together with the supporting statement, is false and/or misleading with respect to material facts and omits to state material facts necessary in order to make the Proposal not false or misleading.

Our explanation, with supporting authority, of why we believe Merrill Lynch may exclude the Proposal is set forth below.

The Proposal May Be Excluded under Rule 14a-8(f)(1) Because the Fund Failed to Establish Continuous Ownership for One Year Prior to the Date of the Proposal

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, the shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and the shareholder must continue to hold those securities through the date of the meeting at which the proposal is to be presented. Rule 14a-8(b)(2)(i) provides that if the shareholder is not the registered holder, the shareholder may prove eligibility by submitting a written statement from the "record" holder of the securities that verifies the shareholder's continuous holding of shares.

In the instant matter, Merrill Lynch received the Proposal via facsimile on November 17, 2003. The cover letter to the Proposal indicates that the Fund is the beneficial owner of 32,443 shares of Merrill Lynch Common Stock, that the Fund has held the requisite number of shares required under Rule 14a-8 for more than one year and that verification of the Fund's continuous ownership of the requisite number of shares would be provided by the registered holder.

By letter dated November 24, 2003, Merrill Lynch gave timely notice to the Fund, in accordance with Rule 14a-8(f)(1), of the Fund's failure to establish eligibility pursuant to Rule 14a-8(b) and advised the Fund that its response to the notice of deficiency must be postmarked or furnished to Merrill Lynch electronically no later than fourteen (14) days from the date the Fund received the letter of notification. Merrill Lynch's notification letter is attached as Exhibit 2.

Merrill Lynch's notification of deficiency was delivered by Federal Express and signed for on behalf of the Fund on November 25, 2003. A copy of the Federal Express tracking information is attached as Exhibit 3. As set forth in Rule 14a-8(f)(1), the Fund's response to the notice of deficiency was required to be postmarked or furnished to Merrill Lynch electronically no later than fourteen (14) days from the date the Fund received the letter of notification (i.e., by December 9, 2003).

To date, the Fund has failed to provide proof of continuous ownership of the requisite number of shares of Merrill Lynch Common Stock. As a result, the Fund has not established eligibility to submit the Proposal as required by Rule 14a-8(b) within 14 days of receiving Merrill Lynch's timely notice of deficiency sent pursuant to Rule 14a-8(f)(1). Thus, Merrill Lynch believes the Proposal may be excluded under Rule 14a-8(f)(1).

The Proposal Relates to the Ordinary Business Operations of Merrill Lynch

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations.

We understand that the Staff has consistently viewed proposals relating to executive and director compensation policies and practices as proper subject matter for shareholder proposals. See, e.g. Fluor Corporation (March 10, 2003), Verizon Communications Inc. (January 24, 2003), SBC Communications Inc. (February 5, 2003) and First Energy Corporation (February 27, 2001). Nor do we dispute that the Proposal has been carefully drafted to appear to be limited to the compensation of senior executives of Merrill Lynch, which would be consistent with the Staff's own phrasing in numerous no-action letters. See, e.g., Reebok International Ltd. (March 16, 1992) (noting that it is the Staff's view that "proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business") and Battle Mountain Gold Company (February 13, 1992) (permitting a proposal calling for a reduction in management salaries and stock options to be included in the company's proxy materials if the shareholder submits an amended proposal clearly limited to salaries of the company's executive officers).

Nonetheless, by seeking to impose strict limits on senior executive compensation that are lower than the compensation paid to many non-executive employees in the financial services industry, the Proposal would overturn the Company's entire compensation system and render Merrill Lynch unable to attract and retain key employees (both executive and non-executive). In the highly competitive financial services industry where human capital is the essential means of generating revenues, such employees are critical to Merrill Lynch's ordinary business operations. Under these circumstances, exclusion of the Proposal from Merrill Lynch's proxy materials would be consistent with the Staff's long-standing position that shareholder proposals relating to "general compensation issues" may be omitted from proxy materials as relating to ordinary business operations. See, e.g., E.I. duPont de Nemours and Company (March 15, 2001) (allowing the exclusion of a proposal that provided that "no one" at a DuPont site will receive a bonus unless all employees at that site receive a bonus), Lucent Technologies Inc. (November 6, 2001) (allowing the exclusion of a proposal that provided for the reduction of the salaries of "all officers and directors" by 50%), and Minnesota Mining and Manufacturing Company (March 4, 1999) (allowing the exclusion of a proposal that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations).

Companies operating in the financial services industry are dependent on highly skilled employees to provide value-added services and products in areas including capital markets, investment banking, wealth management, asset management, insurance and banking. Because of their skills and influence with clients, professionals in these areas can achieve, based on their performance and the performance of their business units, substantial compensation in respect of any given year. According to the Investment Dealers' Digest 2003 annual banker compensation survey (the "IDD Survey"), in 2000, a boom year on Wall Street, compensation for Managing Directors (investment bankers with more than eight years of experience) ranged from a low of $2,000,000 to a high of $6,000,000 (with a median of $3.1 million), while Department Heads (investment bankers with more than ten years of experience) ranged from $3,000,000 to $10,000,000 (with a median of $5.8 million).[1] Even in 2003, which had the lowest compensation paid to senior investment bankers during the eight years covered by the IDD Survey, annual compensation ranged from $480,000 to $1.2 million for Managing Directors and $650,000 to $1.7 million for Department Heads.[2]

Merrill Lynch has approximately 1,400 professionals with titles equivalent to Managing Director. As the IDD Survey indicates, in many years the Proposal's cap on compensation for senior executives would yield lower compensation than the median compensation, not to mention the upper range, of similarly situated professionals.[3] We also note that in order to maintain orderly succession and leadership, Merrill Lynch must recruit its senior executives from among its most successful and productive employees. These key employees, by definition, earn amounts in excess of the median pay for employees at the same level of seniority.

Merrill Lynch's compensation structure is a disciplined system, applied throughout the company, that emphasizes pay for performance and is monitored by an independent committee of the Board of Directors. Fixed compensation is kept low and annual incentive compensation is

---

[1] Avital Louria Hahn, "No Place for Sissies: Annual Banker Compensation Survey", Investment Dealers' Digest (March 17, 2003), at 26-29.

[2] Id.

[3] The IDD Survey is compiled from executive recruiters who work with major investment banking firms, including, among others, Merrill Lynch, Bear Stearns & Co., J.P. Morgan Chase, Credit Suisse First Boston, Goldman Sachs, Morgan Stanley and Salomon Smith Barney. Id.

strongly emphasized, thereby encouraging high performance and ensuring that pay and performance are closely linked.

The Proposal, by placing an arbitrary limit on the compensation for Merrill Lynch's senior executives that is lower than the compensation for successful non-executive professionals in the financial services industry, will directly and adversely affect Merrill Lynch's ability to determine compensation for non-executive employees. If Merrill Lynch were to reduce artificially the compensation of its employees across the board in such a way that compensation increases in a rational fashion with seniority and performance, with the CEO's compensation as the upper limit, Merrill Lynch would be rendered unable to compete because of employee defections to firms paying market rates. On the other hand, if Merrill Lynch were to implement the Proposal only with respect to its senior executives while leaving compensation policies for its general employees unchanged, it would be unable to recruit experienced and successful employees into senior executive positions because they would likely incur substantial reductions in their compensation. As a result, Merrill Lynch would likely lose to its competitors ambitious and successful employees who aspire to become senior executives.

Thus, the Proposal would have a direct and significantly adverse effect on the general compensation policies and practices of Merrill Lynch.

For the foregoing reasons, we believe that the Proposal is excludable from Merrill Lynch's proxy materials under Rule 14a-8(i)(4) because it deals with a matter relating to Merrill Lynch's ordinary business operations, namely its general compensation policies and practices. Please note that we are seeking the Staff's concurrence that this specific proposal by its nature extends to general compensation policies and practices – not a blanket exemption of financial services companies from the Staff's general policy that senior executive compensation is an appropriate subject matter for shareholder proposals.

The Proposal's Supporting Statement Contains False and Misleading Statements and Omits to State Material Facts

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

We believe that the Proposal and its supporting statement may be excluded from Merrill Lynch's proxy materials under Rule 14a-8(i)(3) because they are materially false and misleading and omit to state material facts necessary in order to make the supporting statement not false or misleading contrary to the Commission's proxy rules as further described below.

1. In support of the Fund's assertion that compensation paid to executives at most companies, including Merrill Lynch, is "excessive, unjustified and contrary to the interests of [Merrill Lynch], its shareholders and other important corporate constituents", the Fund cites a 2003 compensation survey by United for a Fair Economy (the "Compensation Survey") which concludes that in the economy at large "the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1." The "average worker pay" used by United for a Fair Economy to calculate this ratio is, according to the Compensation Survey, derived from the Bureau of Labor Statistics' Average Weekly Hours of Production Workers and Average Hourly Earnings of Production Workers. The use of the U.S. production workers' average pay greatly exaggerates the gap between CEO pay and average worker pay in the financial services industry and in the geographic areas in which Merrill Lynch employs the [majority] of its employees. According to a Bureau of Labor Statistics report on wages in the New York City Primary Metropolitan Statistical Area,[4] the 2001 mean hourly wage in the United States for a production worker was $13.27.[5] In contrast, the mean hourly wage in the New York area for workers in business and financial operations was $31.20 in 2001 and, we suspect, would have been even higher for workers in Merrill Lynch's more narrowly focused industry.[6] Accordingly, we believe the inclusion of the statement from the Compensation Survey is misleading and in violation of Rule 14a-9.

2. Neither the Proposal nor its supporting statement mention that the arbitrary compensation limitations in the Proposal would likely reduce the compensation for Merrill Lynch's senior executives to a level below, and in some cases far below, the compensation paid to non-executive senior professionals at Merrill Lynch and its competitors. In addition, the Proposal would limit the compensation of Merrill Lynch's senior executives to a fraction of what the senior executives of Merrill Lynch's competitors are paid. As described above, the result of such a compensation structure would have material and adverse effects on Merrill Lynch's general compensation policies, its ability to hire and retain both executive and non-executive employees and, accordingly, its ability to compete in many of the businesses in which it is engaged. By failing to provide this key information while stating that "executive compensation should be designed to promote the creation of long-term corporate value", we believe that the Fund has omitted to state material facts necessary in order to make the Proposal not false or misleading in violation of Rule 14a-9.

---

[4] The New York City Primary Metropolitan Statistical Area consists of New York City plus Westchester, Rockland and Putnam counties.

[5] "Occupational Employment and Wages in the New York Area, 2001", Bureau of Labor Statistics, U.S. Department of Labor (April 1, 2003).

[6] Id.

For the foregoing reasons, we believe that the Proposal violates the proxy rules, including Rule 14a-9, because the Proposal, together with the supporting statement, is materially false and misleading and omits material facts necessary to make the supporting statement not false or misleading. Therefore, the Proposal, which would require detailed and extensive editing in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14 (July 13, 2001). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

Conclusion

Based on the foregoing, we believe Merrill Lynch may exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be excluded from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 212-670-0180. Thank you for your prompt attention to this matter.

Pursuant to Rule 14a-8(j), enclosed for filing on behalf of Merrill Lynch are five additional copies of this letter, as well as a receipt copy, and five copies of the letter dated November 17, 2003 from Jerry J. O'Connor, on behalf of the Fund, to Merrill Lynch with the Proposal attached. A copy of this letter, with attachments, is simultaneously being sent to the Fund. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Sincerely,

Richard Alsop

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

November 17, 2003

VIA FAX AND U. S. MAIL

Ms. Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co.
4 World Financial Center
New York, NY 10080

Dear Ms. Witterschein:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Merrill Lynch's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2004.

The proposal relates to "**Executive Compensation**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 32,443 shares of Merrill Lynch common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2004 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure

Form 972

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Merrill Lynch & Co. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.

Office of General Counsel

222 Broadway
17th Floor
New York, New York 10038
212 670 0420
FAX 212 670 4703
judy_witterschein@ml.com

Merrill Lynch

November 24, 2003

VIA FEDERAL EXPRESS

Mr. Jerry J. O'Connor, Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, NW
Washington D.C. 20005

Re: 2004 Merrill Lynch & Co., Inc. Shareholder Proposal

Dear Mr. O'Connor:

On November 17, 2003, I received a letter, dated November 17, 2003, from you, as Trustee for the Trust for the International Brotherhood of Electrical Workers' Pension Fund (the "Fund"), addressed to the undersigned, as Corporate Secretary of Merrill Lynch & Co., Inc. (the "Company"). A copy of your letter is enclosed. In your letter, you indicated that you were submitting a shareholder proposal for inclusion in the Company's proxy statement to be circulated to the Company's shareholders in conjunction with its 2004 Annual Meeting of Shareholders.

Under Rule 14a-8(f), we are notifying you of the following eligibility deficiency in your letter.

- You must demonstrate that the Fund has continuously held, for at least one year at the time it submitted its proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock, as required by Rule 14a-8(b). Our records do not indicate that the Fund owns Company Common Stock as a registered holder. Rule 14a-8(b)(2) states how to document the Fund's eligibility to submit a proposal.

This deficiency must be corrected and your response to this notice has to be postmarked or furnished to us electronically no later than fourteen (14) days from the date you receive this letter of notification. If you do not do so, we intend to exclude the Fund's proposal from our proxy materials. Please reply to my attention at Merrill Lynch & Co., Inc., 222 Broadway, 17th Floor, New York, New York 10038. For your convenience, I have enclosed a copy of Rule 14a-8.

Please do not hesitate to contact me at (212) 670-0420, should you have any questions.

Very truly yours,

Judith A. Witterschein

Judith A. Witterschein

FedEx Express

FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

12/15/2003

Dear Customer:

Here is the proof of delivery for the shipment with tracking number **839027674360**. Our records reflect the following information.

Delivery Information:

Signed For By: W.HANSEN



Delivery Location: 1125 15ST 204
Delivery Date: November 25, 2003
Delivery Time: 1028

Shipping Information:

Tracking No: 839027674360

Ship Date: November 24, 2003

Recipient:
MS JERRY J O'CONNOR
TRUST FOR THE INTERNATIONAL BR
1125 FIFTEENTH STREET NW
WASHINGTON, DC 20005
US

Shipper:
JUDY W
MERRILL LYNCH/CORP SECRETARY
222 BROADWAY FL 17
NEW YORK, NY 100382510
US

Shipment Reference Information:

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx®
Reference No.: R200312150010420555З

Track Shipments

Detailed Results

Printable Version | Quick Help

Tracking number	839027674360	**Delivered to**	Recept/Frnt desk
Signed for by	W.HANSEN	**Delivery location**	WASHINGTON DC
Ship date	Nov 24, 2003	**Service type**	Priority Envelope
Delivery date/Time	Nov 25, 2003 10:28 am		

Date/Time		Status	Location	Comments
Nov 25, 2003	10:28 am	**Delivered**	WASHINGTON DC	
	9:35 am	Arrived at Sort Facility	MEMPHIS TN	
	8:07 am	Left FedEx Sort Facility	NEWARK NJ	
	7:41 am	On FedEx vehicle for delivery	WASHINGTON DC	
	7:29 am	Arrived at FedEx Destination Location	WASHINGTON DC	
	7:26 am	Left FedEx Ramp	DULLES VA	
	5:07 am	Arrived at FedEx Ramp	DULLES VA	
	4:18 am	Left FedEx Sort Facility	NEWARK NJ	
	12:15 am	Left FedEx Origin Location	NEW YORK NY	
Nov 24, 2003	11:06 pm	Arrived at Sort Facility	NEWARK NJ	
	11:06 pm	Arrived at Sort Facility	NEWARK NJ	
	9:01 pm	Left FedEx Origin Location	NEW YORK NY	
	7:35 pm	Picked up by FedEx	NEW YORK NY	

You can also track:
- By Alternat
- By Email
- TCN (Gov't

Track other FedEx
- FedEx Cust shipments
- FedEx Trac shipments
- Internationa

Wrong Address?
Reduce future mistal
FedEx Address Che

Signature proof | Track more shipments

Email your detailed tracking results (optional)

Enter your email, submit up to three email addresses (separated by commas), add your message (optional), and click **Send email**.

From

To

Add a message to this email.

Send email

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch
Incoming letter dated December 18, 2003

The proposal relates to executive compensation.

There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Merrill Lynch's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merrill Lynch relies.

Sincerely,

John Mahon
Attorney-Advisor